EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	State of their jurisdiction of	Other names under
	incorporation or	which subsidiary does
Name of subsidiary	organization	business
Crexendo Business Solutions, Inc.	Arizona	None
Crexendo International, Inc.	Arizona	None